UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D

☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2023.

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: Not Applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Not Applicable___________________________________________________________________

PART I – REGISTRANT INFORMATION

Spruce Power Holding Corporation___________________________________________________

Full Name of Registrant

Not Applicable___________________________________________________________________

Former Name if Applicable

1875 Lawrence Street, Suite 320_____________________________________________________

Address of Principal Executive Office (Street and Number)

Denver, Colorado 80202__________________________________________________________

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;

and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

Spruce Power Holding Corporation (the “Company”) could not file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 on the prescribed filing date for the following reasons:

As a result of the completion of the Company's acquisition, on March 23, 2023, of all the issued and outstanding interests in SS Holdings 2017, LLC and its subsidiaries ("SEMTH"), the Company was unable to complete, without unreasonable effort and expense, all of internal accounting and related work to include the effects of the SEMTH in the Company's financial statements and, therefore, the Company is unable to complete and file the Form 10-Q in a timely manner.

The Company expects to file the Form 10-Q for the quarter ended March 31, 2023 within the extension period of 5 calendar days, as provided under rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Donald Klein 866–903–2399

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's unaudited operating results for the three months ended March 31, 2023, includes results from the Spruce Power business, which the Company acquired on September 9, 2022, and reflects the Company's historical Drivetrain and XL Grid operations as discontinued operations. The Company anticipates that it will report revenues of approximately $18.1 million from continuing operations for the three months ended March 31, 2023 compared to $0 revenues from continuing operations for the three months ended March 31, 2022. Additionally, the Company expects that its net loss from continuing operations will increase to approximately $15.0 million for the three months ended March 31, 2023 from approximately $0.1 million for the three months ended March 31, 2022.

The above financial data for the three months ended March 31, 2023 is preliminary and subject to the Company’s ability to complete and obtain required financial and other information and other financial closing procedures. Moreover, this data has been prepared on the basis of currently available information. The Company’s independent registered public accounting firm has not audited nor reviewed and does not express an opinion or any form of assurance with respect to, the data included above. This data does not constitute a comprehensive statement of the Company’s financial results for the three months ended March 31, 2023, and the Company’s final reported amounts for this data may differ materially from these estimates.

Spruce Power Holding Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2023	SPRUCE POWER HOLDING CORPORATION

	By:	/s/ Donald Klein
Donald Klein, Chief Financial Officer

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